Exhibit 1

Buenos Aires, February 10, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:                   Relevant Fact. Approval of Compensation Plan in Shares and
Acquisition of own Shares for the Aforementioned Plan.

Dear Sirs:

I am writing to you in accordance with Article 11, Chapter I, Title II and Article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) regulations (TO 2013) to inform you that the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”), with the aim of aligning personnel performance with Pampa’s strategic plan and creating a transparent and direct link between value creation for the shareholders and personnel remuneration, approved the creation of a compensation plan payable in shares (the “Plan”) and a committee for its implementation (the “Committee”). Messrs. Marcelo Mindlin, Gustavo Mariani, Damián Mindlin and Ricardo Torres are members of the Committee, and they are not beneficiaries of the Plan. Approximately 20 executives are beneficiaries of the 2017-2019 Program, which was created as part of the Plan, including the executive directors, main directors and managers of Pampa. Plan beneficiaries may differ over time.

Also, the Board of Directors approved the reacquisition of Pampa shares in accordance with Article 64 of Law 26.831 and CNV regulations as a means to implement the Plan. To this end, the Company expects to purchase Pampa shares to cover the funding for the 2017-2019 Program and to also purchase shares for the 2018-2020 Program.

Below is a description of the terms and conditions approved by the Board of Directors for the repurchase of Pampa shares:

1.              Purpose: Compensation plan payable in Pampa shares.

2.              Maximum Amount: Up to AR$104,450,000.

3.              Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: 2,500,000 ordinary shares, with a nominal value of AR$1 per share and entitled to one (1) vote each, representing as of today 0.136% of Pampa’s current capital stock; an amount that will never surpass the 10% of Pampa’s capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law. As of today, the capital stock of the Company amounts to 1,836,494,690 shares, represented by 1,836,494,690 ordinary shares with a nominal value of AR$1 per share and entitled to one (1) vote each, fully subscribed and paid. Furthermore, after the stock exchange due to the merger process approved by the Board of Directors on December 7 and 23, 2016, the capital stock of the Company will be 1,938,368,431 shares, being the maximum amount of shares, 0.1289%, of the Company’s capital stock.

4.              Daily Limit of Market Operations: According to regulations, this limit will be up to 25% of the average volume of daily trading in all the markets listed, as of the previous 90 working days.

5.              Price Per Share: Up to AR$42 per share in the Buenos Aires Stock Exchange and up to US$60 per ADR in the New York Stock Exchange.

6.              Funds Origin: The acquisition of Pampa shares will be made with funding available in the Company’s Facultative Reserve that, in accordance to what was approved in the General Shareholders Meeting dated as of April 29 and November 17, 2016, amounts to AR$3,862,219,157. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting the Company’s solvency, as described in the Supervisory Committee.

7.              Period in which the acquisitions will be performed: The Company will be acquiring the ordinary shares from February 14, 2017 to March 10, 2017. Also, the Board of Directors delegates to the Committee the ability to decide the opportunity, and dates on which, to perform acquisitions in the future within the maximum amount authorized. All of these decisions will be communicated to the investor community through repurchase notices on the websites of the Company’s regulatory bodies and on the Daily Bulletin of the Buenos Aires Stock Exchange, with advanced notice, as per CNV regulations.

8.              Internal Communication: Directors, syndicates and managers will be informed that, being that a decision by the Company to acquire its own shares is outstanding, according to paragraph 7 above, they cannot sell their own shares—whether directly or indirectly administered by them—during such time.

Sincerely yours,

María Agustina Montes
Head of Market Relations